FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 29, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 7, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score
Name: Tim Score
Title: Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2009

A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 29 April 2009—ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property supplier, announces its unaudited financial results for the first quarter ended 31 March 2009

Q1 Financial Highlights (IFRS unless otherwise stated)
•	Revenues at $120.9m down 10% year-on-year, (£79.9m, up 18%)
•	Normalised operating margin at 29.5% (IFRS 15.9%)
•	Normalised PBT at £23.9m, up 12% (IFRS £13.1m, up 9%)
•	Normalised EPS at 1.38p, up 18% (IFRS 0.77p, up 54%)
•	£13.5m cash generated in the quarter
•	Reiterating FY 2009 guidance

Q1 2009 – Financial Summary
£M	Normalised*			IFRS
	Q1 2009	Q1 2008	% Change	Q1 2009	Q1 2008
Revenue	79.9	67.9	18%	79.9	67.9
Profit before tax	23.9	21.3	12%	13.1	12.0
Operating margin	29.5%	30.6%		15.9%	16.8%
Earnings per share (pence)	1.38	1.17	18%	0.77	0.50
Net cash generation**	13.5	13.7
Effective revenue fx rate ($/£)	1.51	1.98

Outlook
We reiterate our previous guidance for 2009; that we expect group dollar revenues for the full-year to be at least in line with market expectations, unless industry conditions deteriorate to a greater extent than is generally anticipated.

Overall semiconductor industry activity continued to slow in Q1 2009, and whilst there are early signs of improving visibility in some sectors, the near term remains uncertain.  However, with demand for ARM’s portfolio of products remaining robust, we believe that the Company is positioned to continue to perform resiliently in this difficult trading environment.

Warren East, Chief Executive Officer, said:
“ARM has made an encouraging start to 2009.  Leading semiconductor and OEM companies are continuing to utilise ARM technology, creating healthy demand for our latest processors and physical IP products.

ARM has outperformed the semiconductor industry in the first quarter. ARM’s Q1 dollar revenues are 10% lower than a year ago whilst overall industry revenues have declined by about 30% over the same period1. This outperformance, combined with careful management of costs and the strengthening of the dollar against sterling, has given rise to year-on-year earnings growth of 18% and further robust net cash generation in the first quarter.”

____________
1 Source: Gartner, March 2009.

Q1 Operational Highlights

•	Processor Division (PD): Strong licensing base driving royalty momentum
•	Base of licenses increased to more than 600 with 17 additional processor licenses signed in Q1
o	Includes 5 licenses for Mali graphics processor and 4 Cortex-M licenses for microcontrollers
•	Mix of higher value chip shipments grows average royalty rate to 6.0c
o	ARM11-based chip shipments increase 50% year on year; now more than 5% of total shipments

•	Physical IP Division (PIPD): Licensing advanced technology nodes to IDMs and foundries
•	12 licenses for physical IP in Q1, 6 at advanced nodes, including 32nm
•	First delivery of an ARM processor manufactured on ARM’s 32nm physical IP

Q1 2009 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q1 2009	Q1 2008	% Change	Q1 2009	Q1 2008	% Change
PD
Licensing	31.9	36.3	-12%	19.6	18.3	8%
Royalties	50.3	54.8	-8%	35.1	27.8	26%
Total PD	82.2	91.1	-10%	54.7	46.1	19%
PIPD
Licensing	8.8	11.8	-26%	5.4	5.9	-9%
Royalties[1]	8.0	9.1	-12%	5.5	4.7	20%
Total PIPD	16.8	20.9	-19%	10.9	10.6	4%
Development Systems	14.6	14.2	3%	10.0	7.1	39%
Services	7.3	8.1	-10%	4.3	4.1	5%
Total Revenue	120.9	134.3	-10%	79.9	67.9	18%
1 Includes catch-up royalties in Q1 2009 of $1.6m (£1.0m) and in Q1 2008 of $0.8m (£0.4m).

*
Normalised figures are based on IFRS, adjusted for acquisition-related, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 4.1 to 4.20.

**	Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments and acquisition consideration – see notes 4.11 to 4.14.
***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Pavla Shaw	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2009 were $120.9 million, down 10% on Q1 2008.  Overall semiconductor industry revenues declined about 30%2 in the same period.

Sterling revenues of £79.9 million were up 18% year-on-year, due to the strengthening of the dollar against sterling (ARM’s effective rate for translation of revenues was $1.51 in Q1 2009 compared to $1.98 in Q1 2008). The effective translation rate for Group revenues in Q1 of $1.51 is higher than the weighted average exchange rate in the quarter as that element of Q1 license and service revenues which came from order backlog relates to licenses which were typically signed before sterling began to weaken against the US dollar in August 2008. The effective translation rate for royalty revenues and development systems revenues in the quarter was $1.44, whilst the effective rate for license and service revenues was $1.63, giving the blended effective rate for the Group as a whole of $1.51.

License revenues
Total dollar license revenues in Q1 2009 declined by 15% year-on-year to $40.7m, representing 34% of group revenues.  License revenues comprised $31.9 million from PD and $8.8 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q1 2009 declined by 9% to $58.3 million, representing 48% of group revenues. Royalty revenues comprised $50.3 million from PD and $8.0 million from PIPD.

Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.  PD royalty revenues in Q1 2009 declined 8% year-on-year.  This compares with industry revenues declining by about 20% in the shipment period (ie Q4 2008 compared to Q4 2007), demonstrating ARM’s market share gains over the last 12 months.

Total PIPD royalties of $8.0 million included $1.6 million of catch-up royalties. Underlying royalties declined 22% year-on-year, compared to a decline in overall foundry revenues of approximately 30% in the corresponding period.

Development Systems and Service revenues
Sales of development systems in Q1 2009 were $14.6 million, representing 12% of group revenues, compared to $14.2 million in Q1 2008 and $12.9 million in Q4 2008.  The sequential increase was partly due to a large software tools licensing deal, with a tier 1 OEM company adopting ARM tools across multiple sites. Given that large licensing deals of this type are infrequent in this division, the Q4 2008 revenue of $12.9 million is a more appropriate upper indicator when considering development systems revenues in Q2 2009.

Service revenues in Q1 2009 were $7.3 million, representing 6% of group revenues, compared to $8.1 million in Q1 2008.

Gross margins
Gross margins in Q1 2009, excluding the share-based compensation charge of £0.3 million (see below), were 90.2% compared to 89.5% in Q4 2008 and 88.8% in Q1 2008. The higher gross margin in Q1 2009 is due primarily to a higher proportion of PIPD engineering time being classified as operating expenses rather than cost of sales, reflecting development of leading-edge physical IP technology. Compared to Q4 2008, this has had the effect of increasing gross profit by approximately £0.6 million and increasing operating expenses by the same amount.

Operating expenses and operating margin

Normalised operating expenses (excluding acquisition-related, share-based compensation and restructuring charges) in Q1 2009 were £48.5 million compared to £51.8 million in Q4 2008 and £39.5 million in Q1 2008. The sequential decrease in operating expenses from Q4 2008 to Q1 2009 is due primarily to the net impact of accounting for derivative instruments in Q1 2009 being more favourable than last quarter. The sequential decrease in operating expenses would have been greater, were it not for the impact of the stronger dollar against sterling on the translation of the Group’s US dollar denominated costs. In Q1 2009, the effective exchange rate for the translation of US dollar costs was $1.41/£1 compared to $1.52/£1 in Q4 2008. This change added some £2 million to operating expenses in Q1 2009. Underlying costs continue to be carefully managed with group headcount at the end of the first quarter being 11 lower than at the start of the year. The pay freeze that was implemented with effect from 1 January 2009 remains in place. Normalised operating expenses in Q2 2009 (assuming effective exchange rates similar to current levels) are expected to be in the range £46-48 million.

Normalised research and development expenses were £21.8 million in Q1 2009, representing 27% of revenues, compared to £18.6 million in Q4 2008 and £16.3 million in Q1 2008. Normalised sales and marketing costs in Q1 2009 were £12.4

________________
2 Source: Gartner, March 2009

million, being 15% of revenues, compared to £14.1 million in Q4 2008 and £11.0 million in Q1 2008. Normalised general and administrative expenses in Q1 2009 were £14.3 million, representing 18% of revenues, compared to £19.2 million in Q4 2008 and £12.2 million in Q1 2008.

Normalised operating margin in Q1 2009 was 29.5% (4.1) compared to 34.6% (4.2) in Q4 2008 and 30.6% (4.3) in Q1 2008.
Total operating expenses in Q1 2009 were £59.0 million (Q1 2008: £48.6 million) including amortisation of intangible assets and other acquisition-related charges of £4.5 million (Q1 2008: £4.7 million),  £4.4 million (Q1 2008: £3.6 million) in relation to share-based compensation and related payroll taxes and restructuring charges of £1.3 million (Q1 2008: £0.7 million). Total share-based compensation and related payroll tax charges of £4.7 million in Q1 2009 were included within cost of revenues (£0.3 million), research and development (£2.8 million), sales and marketing (£0.9 million) and general and administrative (£0.7 million). Normalised income statements for Q1 2009 and Q1 2008 are included in notes 4.19 and 4.20 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Earnings and taxation
Profit before tax in Q1 2009 was £13.1 million compared to £12.0 million in Q1 2008. After adjusting for acquisition-related, share-based compensation and restructuring charges, normalised profit before tax in Q1 2009 was £23.9 million (4.5) compared to £21.3 million (4.7) in Q1 2008.  The Group’s effective normalised tax rate in Q1 2009 was 26.5% (IFRS 25.1%) compared to 28.7% in Q1 2008 (IFRS 46.3%).

In Q1 2009, fully diluted earnings per share prepared under IFRS were 0.77 pence (3.29 cents per ADS****) compared to earnings per share of 0.50 pence (2.96 cents per ADS****) in Q1 2008. Normalised fully diluted earnings per share in Q1 2009 were 1.38 pence (4.15) per share (5.92 cents per ADS****) compared to 1.17 pence (4.17) (6.99 cents per ADS****) in Q1 2008.

Balance sheet
Intangible assets at 31 March 2009 were £620.4 million, comprising goodwill of £580.0 million and other intangible assets of £40.4 million, compared to £567.8 million and £45.1 million respectively at 31 December 2008.

Total accounts receivable were £65.7 million at 31 March 2009, comprising £50.7 million of trade receivables and £15.0 million of amounts recoverable on contracts, compared to £76.9 million at 31 December 2008, comprising £59.0 million of trade receivables and £17.9 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 47 at 31 March 2009 compared to 49 at 31 December 2008.

Cash flow
Net cash at 31 March 2009 was £91.3 million (4.9) compared to £78.8 million (4.10) at 31 December 2008. Normalised free cash flow in Q1 2009 was £13.5 million (4.11).

International Financial Reporting Standards (IFRS)
ARM previously reported results quarterly in accordance with US GAAP. Following the ruling issued by the Securities and Exchange Commission in November 2007, allowing foreign private issuers to file financial statements using IFRS as published by the International Accounting Standards Board,  ARM will report quarterly, half-yearly and annual results in accordance with IFRS with effect from this quarter. ARM will no longer report results under US GAAP.

Operating review

Backlog
Group order backlog at the end of Q1 2009 is down by just under 10% sequentially. The size and composition of the opportunity pipeline for licensing in Q2 indicates that the backlog is unlikely to fall further in the second quarter.

PD licensing
Seventeen processor licenses were signed in Q1. The quarter was characterised by licensing of ARM technologies across the portfolio, with licenses being signed for the ARM7™, ARM9™, ARM11™ and Cortex processor families, as well as for the Mali™ graphics processor.  Four companies licensed Cortex-M processors demonstrating the growing demand for ARM in microcontrollers. This included a third company licensing the recently introduced Cortex-M0 processor - ARM's smallest and lowest power processor.

Non-mobile applications continue to be the driver for a high proportion of processor licenses, including graphics processors.  Approximately 70% of licenses signed in Q1 are expected to be used initially in applications such as high-definition TV, microcontrollers, networking and storage.  During the quarter LG Electronics licensed ARM11 MPCore and Mali graphics processors for use in digital consumer electronics.  In addition, a leading microcontroller company licensed a selection of ARM’s advanced processors including the product codenamed “Sparrow”.

In mobile, ARM processors and graphics processors are being designed into a widening range of mobile technology such as chips for baseband, gaming, mobile computing and mobile TV.

Q1 2009 and Cumulative PD Licensing Analysis
	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7				1						1	171
ARM9		1							1	2	249
ARM11	2								1	3	69
Cortex-A											17
Cortex-R	1									1	14
Cortex-M	2	1			1					4	30
Mali	3	2								5	21
Other	1									1	31
U:Upgrade D:Derivative N:New									Total	17	602

PD royalties
Royalties are recognised one quarter in arrears with royalties in Q1 generated from semiconductor unit shipments in Q4.  PD royalty revenues in Q1 2009 declined 8% year-on-year.  This compares with industry revenues declining by about 20% in the shipment period (ie Q4 2008 compared to Q4 2007), demonstrating ARM’s market share gains over the last 12 months.

This revenue came from the sales of 834 million ARM based chips, 6% lower year-on-year.   Overall the average royalty rate increased to 6.0c in Q1 2009 compared with 5.4c in Q4 2008 as the proportion of ARM11-based shipments increased.

The ARM11 family now represents more than 5% of total unit shipments, with the ARM7 family and ARM9 families now representing 55% and 40% of total shipments respectively. Not only does this demonstrate the longevity of ARM technology but it also underscores the material additional value yet to be derived from the significant license sales of ARM11 and Cortex processors that have already been made.

The number of ARM-based MCUs shipped over the year grew by about 20% despite the overall number of MCU units across the industry falling by 5%.  Shipments of ARM-based chips into mobile devices were down about 16% in Q1 compared with a year ago, whilst the overall number of chips being shipped into mobiles in the corresponding period was down about 25%.

The proportion of units shipped into non-mobile rose to 37%, up from 30% a year ago as more ARM-based chips were shipped into hard-disk drives, networking products, digital TVs and microcontrollers.

Q2 2009 royalty revenues will be based on units shipped in Q1 2009. In most years there is a seasonal decline in royalty revenues in the second quarter based on lower shipments in the first quarter. Current analysis of Q1 2009 semiconductor industry activity levels suggests a sequential decline of approximately 20%3 in overall industry revenues.

____________
1 Source: Gartner, March 2009.

PIPD licensing
ARM signed twelve physical IP licenses in Q1 for technologies at process nodes from 90nm to 32nm; and for a wide range of ARM products including platforms of physical IP technology components and also additional standard cells libraries, memories and PHYs.

The base of platform licenses for physical IP drives ARM’s future royalty potential.  Demand for new platforms at the leading-edge continues as ARM signed an agreement to develop a platform of 32nm SOI physical IP.  Platforms at more mature nodes are also in demand and ARM signed an agreement to develop a new platform at 130nm and update an existing platform at 90nm.

There were five more deals for ARM’s advanced technology with two PHYs at 65nm and cell libraries and memories at 65nm and 45nm.

In addition, the first ARM processor to be manufactured using ARM’s 32nm physical IP has been delivered to ARM for testing.

Q1 2009 and Cumulative PIPD Licensing Analysis

	Process Node (nm)	Total
New Platform Licenses	32/28	1
	130	1
Platform Updates	90	1
Standard Cell and Memories	40/45	1
	65	2
	180	2
PHYs	65	2
	90	2
Quarter Total		12
Cumulative Total		417

PIPD royalties
PIPD royalties in Q1 2009 were $8.0 million down from $10.5 million in Q4 2008, reflecting the significant slowdown in foundry activity levels in the fourth quarter  Underlying royalties in Q1 were $6.4 million, down 22% year-on-year, compared to the decline in overall foundry revenues4 during the corresponding period of some 30%.  Current analysis of Q1 2009 foundry revenue suggests a further sequential decline of approximately 40%.

People
At 31 March 2009, ARM had 1,729 full-time employees, a net reduction of 11 since the year end. At the end of Q1, the group had 637 employees based in the UK, 504 in the US, 213 in Continental Europe, 294 in India and 81 in the Asia Pacific region.

______________
4 Source: Gartner March 2009; Foundry revenues declined 32% sequentially

ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended		Quarter ended
	31 March		31 March
	2009		2008
	Unaudited		Unaudited
	£'000		£'000
Revenues
Product revenues	75,618		63,817
Service revenues	4,285		4,071
Total revenues	79,903		67,888

Cost of revenues
Product costs	(6,038)		(5,800)
Service costs	(2,139)		(2,042)
Total cost of revenues	(8,177)		(7,842)

Gross profit	71,726		60,046

Research and development	(26,812)		(21,539)
Sales and marketing	(15,632)		(13,503)
General and administrative	(16,586)		(13,586)
Total operating expenses, net	(59,030)		(48,628)

Profit from operations	12,696		11,418
Investment income	423		586
Interest payable	(50)		(15)

Profit before tax	13,069		11,989
Tax	(3,284)		(5,553)

Profit for the period	9,785		6,436

Earnings per share
Basic and diluted earnings	9,785		6,436

Number of shares (‘000)
Basic weighted average number of shares	1,256,679		1,276,935
Effect of dilutive securities: Share options and awards	21,023		20,818
Diluted weighted average number of shares	1,277,702		1,297,753

Basic EPS (pence)	0.8	p	0.5	p
Diluted EPS (pence)	0.8	p	0.5	p

Diluted earnings per ADS (cents)	3.3	c	3.0	c

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2009	2008
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Financial assets: Cash and cash equivalents	78,815	76,502
Short-term investments	10,503	471
Short-term marketable securities	2,027	1,816
Embedded derivatives	10,318	12,298
Accounts receivable (see note 3)	65,709	76,914
Prepaid expenses and other assets	27,653	23,134
Current tax assets	1,852	621
Inventories: finished goods	1,823	1,972
Total current assets	198,700	193,728

Non-current assets:
Financial assets: Available-for-sale investments	3,391	1,167
Prepaid expenses and other assets	1,758	2,102
Property, plant and equipment	14,005	14,197
Goodwill	580,046	567,844
Other intangible assets	40,376	45,082
Deferred tax assets	27,238	24,063
Total non-current assets	666,814	654,455

Total assets	865,514	848,183

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	4,312	6,953
Fair value of currency exchange contracts	10,080	18,457
Current tax liabilities	19,582	15,655
Accrued and other liabilities	31,722	35,646
Deferred revenue	28,129	29,906
Total current liabilities	93,825	106,617

Net current assets	104,875	87,111

Non-current liabilities:
Deferred tax liabilities	956	1,223
Total liabilities	94,781	107,840

Net assets	770,733	740,343

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	198,024	182,008
Revaluation reserve	(171)	(285)
Cumulative translation adjustment	159,156	144,896
Total equity	770,733	740,343

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Revalua-	Cumulative
	Share	premium	option	Retained	tion	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Movement on tax arising on share options	−	−	−	737	−	−	737
Proceeds from sale of own shares	−	−	−	1,673	−	−	1,673
Unrealised holding losses on available-for-sale investments	−	−	−	−	114	−	114
Currency translation adjustment	−	−	−	−	−	14,260	14,260
Total income recognised directly in equity in Q1 2009	−	−	−	2,410	114	14,260	16,784
Profit for the period (Q1 2009)	−	−	−	9,785	−	−	9,785
Credit in respect of employee share schemes	−	−	−	3,821	−	−	3,821
At 31 March 2009 (unaudited)	672	351,578	61,474	198,024	(171)	159,156	770,733

Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2009 and 31 December 2008, consolidated income statements for the quarters ended 31 March 2009 and 2008 and the consolidated statement of changes in shareholders’ equity for the quarter ended 31 March 2009, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2008.

(2) Share-based compensation charges and acquisition-related expenses
Included within the income statement for the quarter ended 31 March 2009 are total share-based compensation charges of £4.7 million (2008: £3.9 million), allocated £0.3 million (2008: £0.3 million) in cost of revenues, £2.8 million (2008: £2.6 million) in research and development costs, £0.9 million (2008: £0.5 million) in sales and marketing costs and £0.7 million (2008: £0.5 million) in general and administrative costs.

Also included within operating costs for the quarter ended 31 March 2009 is amortisation of intangibles acquired on business combinations of £4.4 million (2008: £4.7 million), allocated £2.2 million (2008: £2.6 million) in research and development costs, £2.2 million (2008: £1.9 million) in sales and marketing costs and £nil (2008: £0.2 million) in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 31 March 2009 are £15.0 million (31 December 2008: £17.9 million) of amounts recoverable on contracts.

 (4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(4.1)	(4.2)	(4.3)	(4.4)
	Q1 2009	Q4 2008	Q1 2008	FY 2008

Profit from operations (IFRS)	12,696	22,439	11,418	59,943
Restructuring costs	1,277	290	718	1,872
Acquisition-related charge – amortisation of intangibles	4,403	5,464	4,676	19,601
Acquisition-related charge – other payments	114	158	45	382
Share-based compensation and related payroll taxes	4,697	4,297	3,912	15,908
Impairment of available-for-sale security	364	−	−	−
Normalised profit from operations	23,551	32,648	20,769	97,706
As % of revenue	29.5%	34.6%	30.6%	32.7%

	(4.5)	(4.6)	(4.7)	(4.8)
	Q1 2009	Q4 2008	Q1 2008	FY 2008

Profit before tax (IFRS)	13,069	23,239	11,989	63,189
Restructuring costs	1,277	290	718	1,872
Acquisition-related charge – amortisation of intangibles	4,403	5,464	4,676	19,601
Acquisition-related charge – other payments	114	158	45	382
Share-based compensation and related payroll taxes	4,697	4,297	3,912	15,908
Impairment of available-for-sale security	364	−	−	−
Normalised profit before tax	23,924	33,448	21,340	100,952

	(4.9)	(4.10)
	31 March 2009	31 December 2008

Cash and cash equivalents	78,815	76,502
Short-term investments	10,503	471
Short-term marketable securities	2,027	1,816
Normalised cash	91,345	78,789

	(4.11)	(4.12)	(4.13)	(4.14)
	Q1 2009	Q4 2008	Q1 2008	FY 2008

Normalised cash at end of period (as above)	91,345	78,789	55,227	78,789
Less: Normalised cash at beginning of period	(78,789)	(66,019)	(51,323)	(51,323)
Add back: Cash outflow from acquisitions (net of cash acquired)	2,637	7,420	931	8,937
Add back: Cash outflow from payment of dividends	−	11,116	-	26,383
Add back: Cash outflow from purchase of own shares	−	3,243	13,019	40,286
Less: Cash inflow from exercise of share options	(1,673)	(160)	(2,653)	(5,581)
Less: Cash inflow from sale of available-for-sale investments	−	(4,813)	(1,478)	(6,291)
Normalised cash generation	13,520	29,576	13,723	91,200

	(4.15)		(4.16)		(4.17)		(4.18)
	Q1 2009		Q4 2008		Q1 2008		FY 2008

Profit for the period (IFRS)	9,785		17,225		6,436		43,592
Restructuring costs	1,277		290		718		1,872
Acquisition-related charge – amortisation of intangibles	4,403		5,464		4,676		19,601
Acquisition-related charge – other payments	114		158		45		382
Share-based compensation and related payroll taxes	4,697		4,297		3,912		15,908
Impairment of available-for-sale security	364		−		−		−
Estimated tax impact of above charges	(3,048)		(2,719)		(570)		(8,524)
Normalised profit	17,592		24,715		15,217		72,831
Dilutive shares (‘000)	1,277,702		1,275,151		1,297,753		1,286,413
Normalised diluted EPS	1.38	p	1.94	p	1.17	p	5.66	p

(4.19) Normalised income statement for Q1 2009
	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition-related charges	Impair- ment of invest-ments	Restruc- turing charges	IFRS
	£'000	£'000	£'000	£'000	£'000		£'000	£'000

Revenues
Product revenues	75,618	−	75,618	−	−	−	−	75,618
Service revenues	4,285	−	4,285	−	−	−	−	4,285
Total revenues	79,903	−	79,903	−	−	−	−	79,903

Cost of revenues
Product costs	(6,038)	−	(6,038)	−	−	−	−	(6,038)
Service costs	(1,807)	(332)	(2,139)	−	−	−	−	(2,139)
Total cost of revenues	(7,845)	(332)	(8,177)	−	−	−	−	(8,177)

Gross profit	72,058	(332)	71,726	−	−	−	−	71,726

Research and development	(21,846)	(2,813)	(24,659)	(2,153)	−	−	−	(26,812)
Sales and marketing	(12,380)	(894)	(13,274)	(2,244)	(114)	−	−	(15,632)
General and administrative	(14,281)	(658)	(14,939)	(6)	−	(364)	(1,277)	(16,586)
Total operating expenses	(48,507)	(4,365)	(52,872)	(4,403)	(114)	(364)	(1,277)	(59,030)

Profit from operations	23,551	(4,697)	18,854	(4,403)	(114)	(364)	(1,277)	12,696
Investment income	423	−	423	−	−	−	−	423
Interest payable	(50)	−	(50)	−	−	−	−	(50)

Profit before tax	23,924	(4,697)	19,227	(4,403)	(114)	(364)	(1,277)	13,069
Tax	(6,332)	905	(5,427)	1,652	32	102	357	(3,284)

Profit for the period	17,592	(3,792)	13,800	(2,751)	(82)	(262)	(920)	9,785

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,277,702		1,277,702					1,277,702
Earnings per share – pence	1.38		1.08					0.77

ADSs outstanding (‘000)	425,901		425,901					425,901
Earnings per ADS – cents	5.92		4.64					3.29

(4.20) Normalised income statement for Q1 2008
	Normalised	Share-based compensation	Normalised incl share- based compensation	Intangible amortisation	Other acquisition-related charges	Restruc- turing charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	63,817	−	63,817	−	−	−	63,817
Service revenues	4,071	−	4,071	−	−	−	4,071
Total revenues	67,888	−	67,888	−	−	−	67,888

Cost of revenues
Product costs	(5,800)	−	(5,800)	−	−	−	(5,800)
Service costs	(1,773)	(269)	(2,042)	−	−	−	(2,042)
Total cost of revenues	(7,573)	(269)	(7,842)	−	−	−	(7,842)

Gross profit	60,315	(269)	60,046	−	−	−	60,046

Research and development	(16,312)	(2,632)	(18,944)	(2,557)	(38)	−	(21,539)
Sales and marketing	(11,048)	(500)	(11,548)	(1,957)	2	−	(13,503)
General and administrative	(12,186)	(511)	(12,697)	(162)	(9)	(718)	(13,586)
Total operating expenses	(39,546)	(3,643)	(43,189)	(4,676)	(45)	(718)	(48,628)

Profit from operations	20,769	(3,912)	16,857	(4,676)	(45)	(718)	11,418
Investment income	586	−	586	−	−	−	586
Interest payable	(15)	−	(15)	−	−	−	(15)

Profit before tax	21,340	(3,912)	17,428	(4,676)	(45)	(718)	11,989
Tax	(6,123)	(1,507)	(7,630)	1,774	16	287	(5,553)

Profit for the period	15,217	(5,419)	9,798	(2,902)	(29)	(431)	6,436

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,297,753		1,297,753				1,297,753
Earnings per share – pence	1.17		0.75				0.50

ADSs outstanding (‘000)	432,584		432,584				432,584
Earnings per ADS – cents	6.99		4.50				2.96

Notes

The results shown for Q1 2009, Q4 2008 and Q1 2008 are unaudited. The results shown for FY 2008 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2008 were approved by the Board of directors on 2 April 2009 and will be delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q1 2009 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2008 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2008.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2008 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.